Exhibit 6.2

MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

April 20, 2022

Mr. Leonidas Carayannopoulos

16 Churchill Road

Winchester, MA 01890

Dear Leo:

MedicaMetrix, Inc., a Delaware corporation (the “Company”), is pleased to offer you a position with the Company on the terms described below.

1.	Position. You will start in a full-time position as Chief Executive Officer and you will report to Satish Vankayalapati, a Founder and Director of the Company. Your primary duties will be to lead the Company, help achieve the Company’s business plan and strategic and financial milestones. By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company.

2.	Compensation and Employee Benefits. Your annual compensation will be a combination of cash salary and stock option grants as follows:

●	A $225,000 annual base cash salary. You agree that $40,000 of your annual base salary will be deferred until such time as the Company completes its institutional round of financing. As a result, until the above funding round is completed, your net annual base salary will be $185,000, payable on the Company’s regular payroll dates.
●	Upon completion of the institutional round, your total amount of deferred salary will be used to purchase Company common stock at the same price per share as the institutional round. You understand that this may be a taxable event.
●	A 2024 incentive performance bonus of $24,000. The bonus will be paid in February 2024 with the actual amount to be paid based on achievement of mutually agreed calendar-year 2023 performance milestones.
●	A stock option for 688,900 shares of common stock that will be granted under the Company’s 2020 Equity Incentive Plan. The option will have a $1.36 per share exercise price, will vest over four years and will have a 10-year life.

As an employee of the Company, you will be eligible to participate in future Company sponsored benefits and be entitled to four weeks of vacation annually.

3.	Restrictive Covenants Agreement. Like all Company employees, you will be required, as a condition of your relationship with the Company, to sign the Company’s enclosed standard Restrictive Covenants Agreement.

MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

4.	Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Company.

5.	Outside Activities. While you render services to the Company, you agree that you will not engage in any other employment, consulting, or other business activity without the written consent of the Company. The Company understands and agrees that you may continue to serve on the Board of Advisors of the University of Vermont. Furthermore, the Company agrees to support your annual attendance at the CES convention and agrees to reimburse you for reasonable business expenses associated with your CES attendance.

6.	Taxes, Withholding and Required Deductions. All forms of compensation referred to in this letter are subject to all applicable taxes, withholding and any other deductions required by applicable law, if any.

7.	Miscellaneous.

Governing Law. The validity, interpretation, construction and performance of this letter, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

Entire Agreement. This letter sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof.

Counterparts. This letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile copy will have the same force and effect as execution of an original, and a facsimile signature will be deemed an original and valid signature.

Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents or notices related to this Agreement, securities of the Company or any of its affiliates or any other matter, including documents and/or notices required to be delivered to you by applicable securities law or any other law or the Company’s Operating Agreement by email or any other electronic means. You hereby consent to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agree to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

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MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

This offer is subject to approval by our Series B Investor. If you wish to accept this offer, please sign this letter and the enclosed Restrictive Covenants Agreement via DocuSign. As required, by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States. This offer, if not accepted, will expire at the close of business on April 23, 2022.

We look forward to having you join us no later than April 23, 2022.

Very truly yours,
MEDICAMETRIX, INC.

By:	/s/ Robert Rudelius
Name:	Robert Rudelius
Title:	Chief Executive Officer

ACCEPTED AND AGREED:

LEONIDAS CARAYANNOPOULOS

/s/ Leonidas Carayannopoulos
(Signature)

Date: April 20, 2022

Anticipated Start Date: April 21, 2022

Attachment A: Restrictive Covenants Agreement

MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

ATTACHMENT A

RESTRICTIVE COVENANTS AGREEMENT

This Restrictive Covenants Agreement (this “Agreement”) is made by and between MedicaMetrix, Inc., a Delaware limited liability company (the “Company”), and Leonidas Carayannopoulos (“Restricted Party”).

In consideration of the employment or the continued relationship of Restricted Party by the Company, the Company and Restricted Party agree as follows:

Condition of Employment.

Restricted Party acknowledges that his/her relationship as an employee of the Company is contingent upon his/her agreement to sign and adhere to the provisions of this Agreement. Restricted Party further acknowledges that the nature of the Company’s business is such that protection of its proprietary and confidential information is critical to the business’ survival and success. Notwithstanding the above, if a Member of the Company, nothing herein reduces or alters Restricted Party’s rights as a member of the Company.

Proprietary and Confidential Information.

Restricted Party agrees that all information and know-how, whether or not in writing, of a private, secret or confidential nature concerning the Company’s business or financial affairs (collectively, “Proprietary Information”) is and shall be the exclusive property of the Company. By way of illustration, but not limitation, Proprietary Information may include, without limitation, now existing or future discoveries, inventions, products, product improvements, product enhancements, processes, methods, techniques, formulas, compositions, negotiation strategies and positions, projects, developments, plans, research data, clinical data, financial data, personnel data, computer programs, customer, prospect and supplier lists, and contacts at or knowledge of customers or prospective customers of the Company. The Restricted Party will not disclose any Proprietary Information to any person or entity other than employees of the Company or use the same for any purposes (other than in the performance of his/her duties as an employee, consultant or member of the Company) without written approval by an officer of the Company, either during or after his/her relationship with the Company, unless and until such Proprietary Information has become public knowledge without fault by Restricted Party. While employed by the Company, Restricted Party will use his/her best efforts to prevent unauthorized publication or disclosure of any of the Company’s Proprietary Information.

Restricted Party agrees that all now existing or future files, documents, letters, memoranda, reports, records, data, sketches, drawings, computer equipment or devices, computer programs or other written, photographic, or other tangible or intangible material containing Proprietary Information, whether created by Restricted Party or others, which shall come into his/her custody or possession, shall be and are the exclusive property of the Company to be used by Restricted Party only in the performance of his/her duties for the Company and shall not be copied or removed from the Company premises except in the pursuit of the business of the Company, provided that the listed materials are in connection with the Company. All such materials or copies thereof and all tangible property of the Company in the custody or possession of Restricted Party shall be delivered to the Company, upon the earlier of (i) a request by the Company or (ii) termination of his/her relationship with the Company. After such delivery, Restricted Party shall not retain any such materials or copies thereof or any such tangible property.

MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

Restricted Party agrees that his/her obligation not to disclose or to use information and materials of the types set forth in Sections 2(a) and 2(b) above, and his/her obligation to return materials and tangible property, set forth in Section 2(b) above, also extends to such types of information, materials and tangible property of customers of the Company or suppliers to the Company or other third parties who may have disclosed or entrusted the same to the Company or to Restricted Party in the course of the Company’s business.

Developments.

Restricted Party will make full and prompt disclosure to the Company of all now existing and future discoveries, inventions, improvements, enhancements, processes, methods, techniques, developments, software, and works of authorship, whether patentable or not, which are created, made, conceived or reduced to practice by him/her or under his/her direction or jointly with others during his/her relationship with the Company, whether or not during normal working hours or on the premises of the Company (all of which are collectively referred to in this Agreement as “Developments”), provided that the Developments are in connection with the Company’s business or are legitimate business interests of the Company.

Restricted Party agrees to assign and does hereby assign to the Company, provided that the Developments are in connection with the Company’s business or are legitimate business interests of the Company, all his/her now existing and future right, title and interest in and to all Developments and all related patents, patent applications, copyrights and copyright applications. However, this Section 3(b) shall not apply to Developments which do not relate to the business or research and development conducted or planned to be conducted by the Company at the time such Development is created, made, conceived or reduced to practice and which are made and conceived by Restricted Party not during normal working hours, not on the Company’s premises and not using the Company’s tools, equipment or Proprietary Information. Restricted Party understands that, to the extent this Agreement shall be construed in accordance with the laws of any state which precludes a requirement in an employee agreement to assign certain classes of inventions made by an employee, this Section 3(b) shall be interpreted not to apply to any invention which a court rules and/or the Company agrees falls within such classes. Restricted Party also hereby waives all claims to moral rights in any Developments.

MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

Restricted Party agrees to cooperate fully with the Company, both during and after his/her relationship with the Company, with respect to the procurement, maintenance and enforcement of now existing and future copyrights, patents and other intellectual property rights (both in the United States and foreign countries) relating to Developments. Restricted Party shall promptly provide, upon termination of Restricted Party’s relationship with the Company, written disclosure of all Developments. At any time both during and after his/her service to the Company, Restricted Party shall sign all papers, including, without limitation, copyright applications, patent applications, declarations, oaths, formal assignments, assignments of priority rights, and powers of attorney, which the Company may deem necessary or desirable in order to protect its rights and interests in any Development. Restricted Party further agrees that if the Company is unable, after reasonable effort, to secure the signature of Restricted Party on any such papers, any executive officer of the Company shall be entitled to execute any such papers as the agent and the attorney-in-fact of Restricted Party, and Restricted Party hereby irrevocably designates and appoints each executive officer of the Company as his/her agent and attorney-in-fact to execute any such papers on his/her behalf, and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interests in any Development, under the conditions described in this sentence. However, this section shall not apply if the Company is unable to secure the signature of Restricted Party, due to a genuine good faith disagreement between parties and/or, but not limited to, the Restricted Party has expressly rejected the Company’s requests.

Non-Competition and Non-Solicitation. While Restricted Party is an employee, consultant or member the Company and for a period of 12 months after the termination or cessation of such relationship for any reason, Restricted Party will not directly or indirectly:

Engage or assist others in engaging in any business or enterprise (whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of a publicly-held company) that is within the United States and competitive with the Company’s business, including, without limitation, any business or enterprise that develops, manufactures, markets, licenses, sells or provides any product or service that competes with any product or service developed, manufactured, marketed, licensed, sold or provided, or planned to be developed, manufactured, marketed, licensed, sold or provided, by the Company while Restricted Party was providing services to the Company; or

Either alone or in association with others, solicit, divert or take away, or attempt to divert or take away, the business or patronage of any of the customers, or business partners of the Company which were contacted, solicited, or served by the Company during the 12-month period prior to the termination or cessation of Restricted Party’s relationship with the Company; or

Either alone or in association with others (i) solicit, induce or attempt to induce, any employee or independent contractor of the Company to terminate his or her employment or other engagement with the Company, or (ii) hire, or recruit or attempt to hire, or engage or attempt to engage as an independent contractor, any person who was employed or otherwise engaged by the Company at any time during the term of Restricted Party’s service to the Company; provided, that this clause (ii) shall not apply to the recruitment or hiring or other engagement of any individual whose employment or other engagement with the Company has been terminated for a period of six months or longer. However, this section shall not apply if Restricted Party is engaging in any business that does not directly compete with the Company, including but not limited to, different medical sectors, products or services that offer solutions to different needs than the Company’s existing and targeted clients. Additionally, the Restricted Party shall not be in violation of this section if at the time of the Restricted Party’s new employment, during the 12 month period post termination or cessation, the new employer was not directly in competition with the Company, but later through no influence or fault of Restricted Party, begins to compete with the Company.

MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

This section shall not be construed to restrict or limit the Restricted Party’s ability to engage in conversations or planning with anyone including competitors during the 12 month period post termination or cessation, provided that the Restricted Party is not assisting or engaging in prohibited activities.

Extension. If Restricted Party violates the provisions of any of the preceding paragraphs of this Section 4, Restricted Party shall continue to be bound by the restrictions set forth in such clause until a period of one year has expired without any violation of such provisions.

Other Agreements.

Restricted Party represents that, except as he/she has disclosed in writing to the Company, he/she is not bound by the terms of any agreement with any previous employer or other party to refrain from using or disclosing any now existing or future trade secret or confidential or proprietary information in the course of his/her relationship with the Company, to refrain from competing, directly or indirectly, with the business of such previous employer or any other party or to refrain from soliciting employees, customers or suppliers of such previous employer or other party. Restricted Party further represents that his/her performance of all the terms of this Agreement and the performance of his/her duties do not and will not conflict with or breach any agreement with any prior employer or other party to which Restricted Party is a party (including, without limitation, any nondisclosure or non-competition agreement), and that Restricted Party will not disclose to the Company or induce the Company to use any confidential or proprietary information or material belonging to any previous employer or others.

Miscellaneous.

Equitable Remedies. The restrictions contained in this Agreement are necessary for the protection of the business and goodwill of the Company and are considered by Restricted Party to be reasonable for such purpose. Restricted Party agrees that any breach of this Agreement is likely to cause the Company substantial and irrevocable damage, which is difficult to measure. Therefore, in the event of any such breach or threatened breach, Restricted Party agrees that the Company, in addition to such other remedies which may be available, shall have the right to obtain an injunction from a court restraining such a breach or threatened breach and the right to specific performance of the provisions of this Agreement and Restricted Party hereby waives the adequacy of a remedy at law as a defense to such relief. However, this section shall not apply if the Restricted Party does not believe, in good faith, that there has been a breach, and in such a situation, the Restricted Party does not waive the adequacy of a remedy at law as a defense to such relief.

Disclosure of this Agreement. Restricted Party hereby authorizes the Company to notify others, including, without limitation, customers of the Company and any of Restricted Party’s future employers or prospective business associates, of the terms and existence of this Agreement and Restricted Party’s continuing obligations to the Company hereunder.

MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

Not Employment Contract. Restricted Party acknowledges that this Agreement does not constitute a contract of employment, does not imply that the Company will continue his/her employment for any period of time and does not change the at-will nature of his/her employment.

Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including, without limitation, any entity with which, or into which, the Company may be merged, or which may succeed to the Company’s assets or business, provided, however, that the obligations of Restricted Party are personal and shall not be assigned by him/her. Restricted Party expressly consents to be bound by the provisions of this Agreement for the benefit of the Company or any subsidiary or affiliate thereof to whose employ Restricted Party may be transferred without the necessity that this Agreement be re-signed at the time of such transfer. Notwithstanding the foregoing, if the Company is merged with or into a third party which is engaged in multiple lines of business, or if a third party engaged in multiple lines of business succeeds to the Company’s assets or business, then for purposes of Section 4(a), the term “Company” shall mean and refer to the business of the Company as it existed immediately prior to such event and as it subsequently develops and not to the third party’s other businesses.

Interpretation. If any restriction set forth in Section 4 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

Severability. In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

Waivers. No delay or omission by the Company in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without reference to the conflicts of laws provisions thereof). Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this Agreement shall be commenced only in a court of the State of Delaware (or, if appropriate, a federal court located within the State of Delaware), and the Company and Restricted Party each consents to the jurisdiction of such a court. The Company and Restricted Party each hereby irrevocably waive any right to a trial by jury in any action, suit or other legal proceeding arising under or relating to any provision of this Agreement.

Entire Agreement; Amendment. This Agreement supersedes all prior agreements, written or oral, between Restricted Party and the Company relating to the subject matter of this Agreement. This Agreement may not be modified, changed or discharged in whole or in part, except by an agreement in writing signed by Restricted Party and the Company. Restricted Party agrees that any change or changes in his/her duties, salary or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute but one and the same instrument.

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MedicaMetrix, Inc. 600 Suffolk Street Suite 250 Lowell, MA 01854 medicametrix.com +1 (617) 488-9233

THE RESTRICTED PARTY ACKNOWLEDGES THAT HE/SHE HAS CAREFULLY READ THIS AGREEMENT AND UNDERSTANDS AND AGREES TO ALL OF THE PROVISIONS IN THIS AGREEMENT.

MedicaMetrix, Inc.

Date:	April 20, 2022	By:	/s/ Robert Rudelius
		Name:	Robert Rudelius
		Title:	Chief Executive Officer

Date:	April 20, 2022	By:	/s/ Leo Carayannopoulos
		Name:	Leonidas Carayannopoulos
Address:	16 Churchill Road
Winchester, MA 01890